UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                          SCHEDULE 13G
           Under the Securities Exchange Act of 1934*

                   UNIFAB International, Inc.
                        (Name of Issuer)

                  Common Stock, $.01 par value
                 (Title of Class of Securities)

                          90467L 10 0
                         (CUSIP Number)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90467L 10 0



     1)   Name of Reporting Person
          I.R.S. Identification No. of Above Person (entities only)
          Perry Segura


     2)   Check  the Appropriate Box if a Member of a Group  (See
          Instructions)
          (a)                                               _____
          (b)                                               _____


     3)   SEC Use Only



     4)   Citizenship or Place of Organization
          United States


  Number of
 Shares Bene-                      (5)  Sole Voting Power                74,289*
   ficially
   Owned by
Each Reporting                     (6)  Shared Voting Power             373,591*
    Person
     With
                                   (7)  Sole Dispositive Power           74,289*


                                   (8)  Shared Dispositive Power        373,591*



     9)   Aggregate Amount Beneficially Owned by Each
          Reporting Person                                              447,880*


     10)  Check if the Aggregate Amount in Row (9)
          Excludes Certain Shares (See Instructions)



     11)  Percent of Class Represented by Amount
          in Row (9)                                                        8.9*



     12)  Type of Reporting Person (See Instructions)        IN



*As of December 31, 1997

Item 1(a).     Name of Issuer:

                    UNIFAB International, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:

                    5007 Port Road
                    New Iberia, Louisiana 70562

Item 2(a).     Name of Person Filing:

                    Perry Segura

Item 2(b).     Address of Principal Business Office:

                    P.O Box 13410
                    New Iberia, Louisiana 70562

Item 2(c).     Citizenship:

                    United States

Item 2(d).     Title of Class of Securities:

                    Common Stock, $.01 par value

Item 2(e).     CUSIP Number:

                    90467L 10 0

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

          (a)  [ ]  Broker or Dealer registered under Section  15
                    of the Act
          (b)  [ ]  Bank as defined in section 3(a)(6) of the Act
          (c)  [  ] Insurance  Company as defined  in  section
                    3(a)(19) of the Act
          (d)  [  ] Investment  Company  registered  under
                    section 8 of the Investment Company Act
          (e)  [  ] Investment  Adviser  registered  under
                    section 203 of the Investment Advisers Act of
                    1940
          (f)  [  ] Employee  Benefit Plan,  Pension  Fund
                    which is subject to the provisions of the Employee Retirement Income Security Act of
                    1974   or  Endowment  Fund;  see  '  240.13d-
                    1(b)(1)(ii)(F)
          (g)  [  ] Parent  Holding Company, in accordance
                    with  ' 240.13d-1(b)(ii)(G) (Note:  See  Item
                    7)
          (h)  [ ]  Group, in accordance with ' 240.13d.13d-
                    1(b)(1)(ii)(H)


Item 4.             Ownership:

               (a)  Amount Beneficially Owned . . . . . . . . . .    447,890*

               (b)  Percent of Class . . . . . . . . . . . . .  .        8.9*

               (c)  Number of shares as to which such person has:

                    (i)  sole power to vote or to
                         direct the vote  . . . . . . . . . . . .     74,289*

                    (ii) shared power to vote or to
                         direct the vote . . . . . . . . . . .  .    373,591*

                    (iii)sole power to dispose or to
                         direct the disposition of . . . . . .  .     74,289*

                    (iv) shared power to dispose or to
                         direct the disposition of . . . . . .  .    373,591*

*As of December 31, 1997

Item 5.             Ownership of Five Percent or Less of a Class.
               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities,
               check the following   .

Item 6.             Ownership of More than Five Percent on Behalf
               of Another Person:

                    Not applicable.

Item 7.              Identification  and  Classification  of  the
               Subsidiary  Which  Acquired  the  Security   Being
               Reported on By the Parent Holding Company:

                    Not applicable.

Item 8.              Identification and Classification of Members
               of the Group:

                    Not applicable.

Item 9.        Notice of Dissolution of Group:

                    Not applicable.

Item 10.       Certification:

                    Not applicable.

                           SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of December 31, 1997.



     February 17, 1998                  /s/ Perry Segura
             Date                           Perry Segura